November 8, 2024

By EDGAR Submission

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Attention:

Jeanne Baker

Al Pavot

Division of Corporation Finance, Office of Industrial Applications and Services

Re:	Smith & Nephew plc

Form 20-F for the fiscal year ended December 31, 2023

Filed March 11, 2024

File No. 001-14978

Ladies and Gentlemen,

Smith & Nephew plc (“SNN”, “the Company” or “we”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 11, 2024 (the “Comment Letter”), on SNN’s Annual Report on Form 20-F filed with the Commission on March 11, 2024 for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”).

Set forth below is the heading and text of the Staff’s comment followed by our response.

Form 20-F for the Fiscal Year Ended December 31, 2023

2023 Performance, page 20

1. We note the cross-references presented on page 257 to help readers find the required disclosures of Form 20-F. In this regard, it is not clear that the cross-references presented, particularly as it relates to the disclosure requirements of Item 5 of Form 20-F, are accurate. In addition, your 2023 group performance discussions on pages 8 and 20 and your segment 2023 performance discussions on pages 34, 39, and 42 do not appear to fully comply with the disclosure requirements of Item 5 of Form 20-F. Expand your disclosures to discuss the company’s financial condition, changes in financial condition and results of operations for each year for which financial statements are required. The discussion must include a quantitative and qualitative description of the reasons underlying material changes. As an example, expand your performance discussion to include a quantitative and qualitative description of the reasons underlying material changes to your results of operations as set forth in your financial statements, including revenues, gross margins, operating profit and reported profit before tax.

Response

We respectfully acknowledge the Staff’s comment regarding the cross-references and disclosures in the 2023 Form 20-F, particularly in relation to Item 5. We advise the Staff that we will ensure the accuracy of our cross-references in our future filings, including our Annual Report on Form 20-F for the fiscal year ending December 31, 2024 (the “2024 Form 20-F”), especially those pertaining to Item 5.

Additionally, as requested, we will enhance our group and segment performance discussions to include a more comprehensive discussion of the company’s financial condition, changes in financial condition, and results of operations for each year for which financial statements are required. Such discussion will involve both a quantitative and qualitative analysis of the reasons behind any material changes to the results of operations as set forth in our financial statements, including revenues, margins, operating profit, and reported profit before tax.

Financial Statements

Note 2 Business segment information, page 180

2. We note your disclosure that although ENT was identified as a new operating segment, since it does not meet the quantitative threshold requirement to be disclosed as a reportable segment, it remains aggregated with Sports Medicine as they share similar characteristics. With reference to IFRS 8.12, please demonstrate how you concluded that the aggregation of these operating segments was deemed appropriate. Ensure you provide sufficient information, including the financial information for both Sports Medicine and ENT that you considered, to support your conclusion that they have similar economic characteristics.

Response

The Company advises the Staff that the Company implemented an internal reorganisation in 2023 resulting in the appointment of separate Presidents for Sports Medicine and ENT while previously Sports Medicine and ENT were led by one individual. This reorganisation triggered a reassessment of operating segments, and the Company determined ENT to be a new operating segment. The Company considered the aggregation criteria promulgated by IFRS 8 and determined that the criteria for aggregation of these operating segments into a single operating segment (which is itself also a reportable segment) were met.

Assessment of Aggregation Criteria

IFRS 8.12 provides that two or more operating segments may be aggregated into a single operating segment if: 1) aggregation is consistent with the core principle of IFRS 8; 2) the segments have similar economic characteristics; and 3) the segments are similar in each of the following respects:

•	the nature of the products and services;

•	the nature of the production processes;

•	the type or class of customer for their products and services;

•	the methods used to distribute their products or provide their services; and

•	if applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

Core principle of IFRS 8

The core principle of IFRS 8 is that an entity shall disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates.

The Company operates exclusively in the medical devices industry. Sports Medicine and ENT operating segments have similar business models, technical know-how, sales metrics, customers, marketing approach, technology and distribution channels. Based on these facts, the Company concluded that aggregating these operating segments into a single operating segment (which is itself also a reportable segment) is acceptable because such presentation most properly reflects its operations and because separate reporting of such segment information would not significantly enhance an investor’s understanding of the Company’s business, financial position and operating results.

Similar Economic Characteristics

The Company believes that Sports Medicine and ENT operating segments exhibit similar economic characteristics. The Company made this determination based on the similarity of business models used for these operating segments, customers and a consideration of historical, present and future projected trends in gross margins. These segments have historically followed the same gross margin trends and are expected to continue to do so. The historical and future projected average gross margins of these segments are between ***. In addition, these operating segments share the same business risks, which include, but are not limited to, the following:

•	pricing power

•	overlapping competitors

•	size of competitors relative to our size

•	level of competition

•	impact of macro-economic factors

•	speed of technological advancement

•	extent of customer concentration

•	supply chain and distribution channels

Based on the above factors, the Company concluded that the ENT and Sports Medicine operating segments share similar economic characteristics.

Other Similar Characteristics

•	Nature of the Products and Services

ENT and Sports Medicine operating segments are engaged in the production and sales of medical devices to help repair or remove soft tissues. In addition, there is overlap in the technology used by these operating segments. For example, both segments make use of the COBLATION surgical method. Therefore, these operating segments have similar degrees of risks and opportunities for growth, have similar rates of profitability and are viewed as being similar in nature.

•	Nature of the Production Processes

ENT and Sports Medicine operating segments share the same manufacturing sites, tangible assets and technologies. Therefore, the underlying tangible assets and related technologies to facilitate production are similar across the two operating segments, as evidenced by the fact that the underlying technology is similar and the technical know-how has historically been cross-shared.

•	Type or Class of Customer for Products and Services

ENT and Sports Medicine operating segments’ customers are primarily hospitals and clinics and therefore these operating segments use common resources to sell products. The sales for these operating segments are higher during winter months and therefore these operating segments experience similar levels of seasonality.

•	Methods Used to Distribute Products or Provide Services

These operating segments distribute products to customers both directly and using independent distributors. Similar to the production processes, there are similar distribution methods used by these operating segments and the same marketing approach and distribution channels are used.

•	Nature of Regulatory Environment

ENT and Sports Medicine operating segments operate in similar regulatory environments and are predominantly subject to the regulations of the same regulatory agencies including the Food and Drug Administration (FDA) in the US, the Medicines and Healthcare products Regulatory Agency in the UK and other national regulatory agencies that administer and govern the medical industry.

Based on the above factors, the Company concluded that the ENT and Sports Medicine operating segments are similar in each of the respects set out in IFRS 8.12 and thus can be aggregated to form a single operating segment that is itself a reportable segment.

3. You indicate that the Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal-related items; significant restructuring programmes; amortisation and impairment of acquisition intangibles; gains and losses arising from legal disputes; and other significant items. However, it appears that your segment trading profit measure also excludes certain corporate costs. Please identify those costs, and, to the extent material, quantify the material components for each period presented.

Response

Corporate costs are excluded from the segment trading profit measure which is consistent with the segment measures reviewed by our Executive Committee (“ExCo”). The ExCo is considered to be SNN’s chief operating decision maker (“CODM”) as defined by IFRS 8.7.

Corporate costs primarily include: Global Business Services (“GBS”), IT, HR, Finance, Legal, Compliance and corporate costs such as Group finance, tax and company secretarial. For the year ended December 31, 2023 corporate costs were $403m and the key components of these costs were: IT ($***); GBS ($***); Finance ($***); HR ($***); Compliance and corporate costs ($***); and Legal ($***).

The Company respectfully advises the Staff that it gave consideration to disclosing the components of corporate costs based on the definition of materiality promulgated by IAS1.7 which defines “material” and states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial reports make on the basis of those financial statements, which provide financial information about a specific reporting entity”. IAS 1.7 also states that “materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole”. The Company respectfully advises the Staff that as there were no material items of income or expense, as defined by IAS1.7, included in corporate costs for the years presented in the financial statements for the year ended December 31, 2023. Accordingly, the components of corporate costs were not disclosed.

As noted in our Report furnished on Form 6-K “Smith+Nephew Second Quarter and First Half 2024 Results” dated August 1, 2024, from the second half of 2024 the majority of corporate costs will be directly attributed to our segment results. Approximately 10% of these corporate costs will not be attributed as they reflect the centralised infrastructure required to support the wider Group and run a public limited company.

Therefore, in future filings corporate costs will largely be attributed to our segment results. The corporate costs that will not be attributed, approximately $45m for the year ended December 31, 2023, will be separately described in Note 2 Business segment information as: “Corporate costs include centralised infrastructure costs such as compliance and group functions.” Any material components of these costs will be separately quantified in the 2024 Form 20-F.

4. Pursuant to IFRS 8.23, for each reportable segment, please disclose depreciation and amortization and material items of income and expense disclosed in accordance with of IAS 1.97 that are included in your measure of segment profit.

Response

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure in future filings to comply with the requirements of IFRS 8.23 in relation to depreciation and amortisation.

The Company acknowledges the Staff’s comment and intends to disclose depreciation and amortisation in its future filings, including the 2024 Form 20-F. The table below reflects the new presentation of depreciation and amortisation that the Company intends to adopt in its 2024 Form 20-F.

Depreciation and amortisation

	2024	2023	2022
	$ million	$ million	$ million
Depreciation and amortisation
Orthopaedics	xx	xx	xx
Sports Medicine & ENT	xx	xx	xx
Advanced Wound Management	xx	xx	xx

The Company gave consideration to the requirements of IFRS 8.23 and determined that the intention of IFRS 8 is to follow the “Management Approach” for segment reporting and therefore disclose information which is reviewed by the CODM. Therefore, given that Segment Revenue and Segment Profit measures are reviewed by the CODM, these have been disclosed in the financial statements. The Company further submits that the requirements of IFRS 8.23 are judgemental and were clarified by the IFRS Interpretations Committee (“the Committee”) in its agenda decision published recently on July 29, 2024. The Committee observed that paragraph 23 of IFRS 8 requires an entity to disclose the specified amounts for each reportable segment when those amounts are:

•	included in the measure of segment profit or loss reviewed by the CODM, even if they are not separately provided to or reviewed by the CODM, or

•	regularly provided to the CODM, even if they are not included in the measure of segment profit or loss.

The Company respectfully advises the Staff that the Company gave consideration to the specific reference to IAS 1.97 in IFRS 8.23(f) and that IAS 1.97 states that “when items of income or expense are material, an entity shall disclose their nature and amount separately.” IAS 1.7 defines “material” and states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial reports make on the basis of those financial statements, which provide financial information about a specific reporting entity”. IAS 1.7 also states that “materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole”. The Company respectfully advises the Staff that there were no material items of income or expense included in the Company’s segment profit measure for the years presented in the financial statements for the year ended December 31, 2023 that were necessary to understand the performance of the Company. Accordingly, no such items were disclosed. The Company also considers that IAS 1.98 follows on from IAS 1.97 and provides examples of circumstances that would give rise to separate disclosure of items of income and expense. The Company further submits that there were no material items under IAS 1.98 included in measure of segment profit or loss that were considered relevant to users’ decision making.

The Company further submits that the Committee in its Agenda Decision observed that, “in applying paragraph 23(f) of IFRS 8 by disclosing, for each reportable segment, material items of income and expense disclosed in accordance with paragraph 97 of IAS 1, an entity:

•	applies paragraph 7 of IAS 1 and assesses whether information about an item of income and expense is material in the context of its financial statements taken as a whole;

•	applies the requirements in paragraphs 30–31 of IAS 1 in considering how to aggregate information in its financial statements;

•	considers the nature or magnitude of information—in other words, qualitative or quantitative factors—or both, in assessing whether information about an item of income and expense is material; and

•	considers circumstances including, but not limited to, those in paragraph 98 of IAS 1.

The Committee further observed that paragraph 23(f) of IFRS 8 does not require an entity to disclose by reportable segment each item of income and expense presented in its statement of profit or loss or disclosed in the notes. In determining information to disclose for each reportable segment, an entity applies judgement and considers the core principle of IFRS 8—which requires an entity to disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates.”

The Company determined that there were no material items included in the measure of segment profit or loss reviewed by the CODM meeting the above criteria set out in the agenda decision. The Company respectfully advises the Staff that it will comply with the requirements of IFRS 8.23 and IAS 1.97, as applicable, in its future filings.

Note 3 Operating profit, page 183

5. Please address the need to present restructuring and rationalisation expenses in your tabular presentation on the bottom of page 184 that identifies items included in operating profit.

Response

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure in future filings by including restructuring and rationalisation expenses in the table that identifies items included in operating profit within Note 3.

The Company previously gave consideration to the inclusion of restructuring and rationalisation costs in the table and determined that given that these are disclosed in Note 2.2 Trading and operating profit by business segment and in Note 3 Operating profit within the footnotes to the tabular presentation on the top of page 184, so the information was disclosed to the users of the financial statements, albeit going forward will be more clearly included in the table in Note 3.

The table below reflects the new presentation of restructuring and rationalisation costs (as highlighted) that the Company intends to adopt in its 2024 Form 20-F:

	2024	2023	2022
	$ million	$ million	$ million
Other operating income	X	–	(7)
Amortisation of intangible assets	X	221	229
Impairment of intangible assets	X	37	39
Impairment of Engage's goodwill	X	84	–
Impairment of property, plant and equipment	X	31	30
Fair value remeasurement of trade investments	X	4	–
Restructuring and rationalisation costs	X	220	167
Depreciation of property, plant and equipment	X	306	319
Loss on disposal of property, plant and equipment and intangible assets	X	18	11
Advertising costs	X	88	92

Note 6 Earnings per ordinary share, page 190

6. We note your presentation of adjusted attributable profit and adjusted earnings per ordinary share. Please remove these presentations as they are non-IFRS measures and, as such, prohibited. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure in future filings to comply with the requirements of Item 10(e)(1)(ii)(C) of Regulation S-K.

We further submit that the Company gave consideration to the requirements of IAS 33. IAS 33.73A states that IAS 33.73 is applicable “to an entity that discloses, in addition to basic and diluted earnings per share, amounts per share using a reported item of profit or loss, other than one required by this Standard.”

IAS 33.73 states that if an amount per share is included which is other than the one required by IAS 33: “…such amounts shall be calculated using the weighted average number of ordinary shares determined in accordance with this Standard. Basic and diluted amounts per share relating to such a component shall be disclosed with equal prominence and presented in the notes. An entity shall indicate the basis on which the numerator(s) is (are) determined, including whether amounts per share are before tax or after tax. If a component of the statement of comprehensive income is used that is not reported as a line item in the statement of comprehensive income, a reconciliation shall be provided between the component used and a line item that is reported in the statement of comprehensive income.”

The Company submits that it interpreted that the requirements of IAS 33.73A permit the Company to present a non-IFRS measure of earnings per share and that the interpretation of requirements of IAS 33.73A is judgemental as they can be construed to extend to non-IFRS measures. The Company further submits that given that it considered the presentation of non-IFRS measure of earnings per share to be permissible under IAS 33.73A, in order to comply with the requirements of IAS 33.73, the Company presented adjusted attributable profit, the reconciliation of attributable profit to adjusted attributable profit and adjusted earnings per share.

However, we respectfully acknowledge the Staff’s comment and have reviewed Item 10(e)(1)(ii)(C) of Regulation S-K. In future filings we will remove the presentation of adjusted attributable profit, reconciliation of attributable profit to adjusted attributable profit, and adjusted earnings per ordinary share from Note 6 Earnings per ordinary share.

The table below reflects the new presentation of Note 6 Earnings per ordinary share that the Company intends to adopt in its 2024 Form 20-F:

	2024	2023	2022
	$ million	$ million	$ million
Earnings
Attributable profit for the year	X	263	223

Number of shares (millions)
Basic weighted number of shares	X	871	872
Dilutive impact of share incentive schemes outstanding	X	2	1
Diluted weighted average number of shares	X	873	873

Earnings per ordinary share
Basic	X	30.2¢	25.5¢
Diluted	X	30.1¢	25.5¢

Note 17 Provisions and contingencies, page 211

7. You disclose that the principal elements within restructuring and rationalisation provisions relate to the Operations and Commercial Excellence programme (programme) announced in February 2020 and the efficiency and productivity elements of the 12-Point Plan (plan). We have the following comments:

•	With reference to the definition of restructuring in IAS 37.10 and the examples of restructurings set forth in IAS 37.70, please explain how the costs associated with your programme and plan are appropriately accounted for and classified as restructurings;

•	For both the programme and the plan, please provide us sufficiently detailed descriptions of the activities performed and quantify the underlying costs incurred by their nature (i.e. severance, asset impairments, consulting fees, bonuses) for each period presented; and

•	Notwithstanding the above bullets, with reference to IAS 37.80 and .81, please expand your accounting policy to address the nature of expenditures included in your provision. Ensure you provide a brief description of the nature of the obligations underlying this provision for each period presented as well as the other disclosures required by IAS 37.85.

Response

The Operations and Commercial Excellence programme (the “programme”) was announced in February 2020. The critical elements of the programme include:

•	Reorganisation of our supply chain;

•	Closure of certain manufacturing sites;

•	Transition of manufacturing between sites;

•	Reorganisation of our supply chain; and

•	Reorganisation of our selling model in certain markets.

The 12-Point Plan (the “plan”) was announced in July 2022 and will fundamentally change the way SNN operates. The plan is focused on:

•	Fixing Orthopaedics to regain momentum across hip and knee implants, robotics and trauma;

•	Improving productivity; and

•	Accelerating growth.

Both the programme and plan were approved by the SNN Board and were significant undertakings outside the normal course of SNN’s business with projected costs of around $350m and $275m respectively.

We reviewed IAS 37.10 and IAS 37.70 and believe the programme and plan are examples of events that fall under the definition of restructuring and concluded they are appropriately accounted for given they include:

•	The closure of business locations in a country or region or the relocation of business activities from one country or region to another;

•	Changes in management structure; and

•	Fundamental reorganisations that have a material effect on the nature and focus of the Company’s operations.

The underlying costs by nature are presented below and were recognised and measured in accordance with the relevant IFRS accounting standard applicable in each case:

	2023	2022
	$ million	$ million
Severance	102	37
Asset write offs	35	49
Business advisory services	51	13
Integration and dual running	9	63
Contractual termination	23	5
Total	220	167

The restructuring and rationalisation provisions held as of December 31, 2023, 2022 and 2021 are primarily related to severance costs and met the criteria of IAS 37.10 as a liability of uncertain timing or amount.

A constructive obligation existed at the balance sheet dates as the Company had a detailed formal plan for the restructuring identifying:

•	the business or part of a business concerned;

•	the principal locations affected;

•	the location, function, and approximate number of employees who will be compensated for terminating their services;

•	the expenditures that will be undertaken;

•	when the plan will be implemented; and

•	had raised a valid expectation in those affected that the Company would carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Therefore, the Company had met the criteria in IAS 37.72 and it was appropriate to recognise these provisions. Provisions were recognised as and when the different components of the plan met the recognition criteria.

Accounting policy

The Company had considered the requirements of IAS 37.80, 37.81 and 37.85 in preparing its accounting policy.

However, we respectfully acknowledge the Staff’s comment on our accounting policy for provisions and contingencies included in Note 17. In future filings we will expand the policy to the below (updates highlighted in blue):

“A provision for restructuring and rationalisation is recognised when the Group has approved a detailed and formal restructuring plan and the restructuring either has commenced or has been ~~announced publicly~~ communicated to those affected. Restructuring provisions primarily include severance costs and are expected to be utilised within one year. Future operating losses and costs associated with ongoing activities are not provided for.”

Description of the nature of the provision

Whilst the Company had disclosed in the 2023 Form 20-F the principal programs the restructuring provisions relate to and when the provision is recognised, we acknowledge the Staff’s comment on the requirements of IAS 37.85 and in future filings will include a brief description of the nature of the obligations underlying the restructuring and rationalisation provision for each period presented.

Non-IFRS financial information - Adjusted measures, page 244

8. We note your reference and discussion of trading profit, trading profit margin, trading cash flow and trading profit to trading cash conversion ratio at the top of page 245. However, your disclosures on pages 246-248 refer to terms such as adjusted operating profit, adjusted profit before tax, adjusted attributable profit, cash generated from operations, free cash flows, and leverage ratio. Please consistently reference your non- IFRS measures.

Response

We respectfully acknowledge the Staff’s comment regarding the reference to non-IFRS financial measures. In the reconciliation table, the term “adjusted” was used instead of “Non-IFRS” as it was considered interchangeable. We acknowledge that this may have introduced some inconsistency in terminology.

To ensure clarity and uniformity, we will amend the reconciliation table and other references on Pages 246-248 to be consistent.

9. We note that your presentation of trading cash flows (adjusted cash generated from operations) includes adjustments for acquisition and disposal-related items, restructuring and rationalization costs and legal and other. Please tell us how you concluded that this measure is consistent with the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures.

Response

We respectfully acknowledge the Staff’s comment and will revise the disclosure in future filings to comply with the requirements of Item 10(e)(1)(ii)(A) of Regulation S-K. We further submit that the “Trading Cash Flow” measure is provided as supplemental information, in addition to the required liquidity discussion. “Trading Cash Flow,” as defined by the Company, is one of the key performance measures under the 2024 Annual Bonus Plan as disclosed in the Directors’ Remuneration Policy.

Under the UK Company Law (SI 2008/410 the Large and Medium Sized Companies and Groups (accounts and reports) regulations, Schedule 8, Part 3, Paragraph 21), the Company is required to disclose its Directors’ remuneration policy in its Annual Report. The performance measures under the Company’s Directors’ remuneration policy include “Trading Cash Flow”. SI 2008/410 the Large and Medium Sized Companies and Groups (accounts and reports) regulations, Schedule 8, Part 3, Paragraph 21 states: “21.— (1) The directors’ remuneration report must contain a statement describing how the company intends to implement the approved directors’ remuneration policy in the financial year following the relevant financial year.” Consequently, “Trading Cash Flow” was disclosed as a performance measure in the Directors’ remuneration policy. Given that “Trading Cash Flow” was disclosed as a performance measure in the Directors’ remuneration policy, the Company determined that it was appropriate to also include it in the financial review section of the Strategic Report prepared under Companies Act 2006 to enable the users of the financial statements to understand the performance of the Company is the context of this key performance measure. Therefore, a reconciliation of “Trading Cash Flow” to the nearest IFRS measure was disclosed to enable the users of financial statements to reconcile this measure to the nearest IFRS measure.

However, we respectfully acknowledge the Staff’s comment as it pertains to non-IFRS liquidity measures and in future will restrict the inclusion of trading cash flows to the directors’ remuneration report in our 2024 Form 20-F.

10. For each material Non-IFRS adjustment you present, please expand your disclosures to describe and quantify the specific nature of the costs included in each adjustment as required by Item 10(e)(1)(i)(B) of Regulation S-K and Question 100.05 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non- GAAP Financial Measures.

Response

We respectfully acknowledge the Staff’s comment and have reviewed Item 10(e)(1)(i)(B) of Regulation S-K and Question 100.05 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In future filings we will expand our disclosures in the Non-IFRS financial information – Adjusted measures section to describe and quantify the specific nature of relevant costs included in each Non-IFRS adjustment that is material. An example is provided below:

“Acquisition and disposal-related items: For the year ended 31 December 2024, costs primarily relate to integration and acquisition costs of $[X]m related to the acquisition of [X]. These costs were partially offset by credits of $[X]m relating to remeasurement of contingent consideration for prior year acquisitions.”

11. We have the following comments on your leverage ratio:

•	Please revise your label, leverage ratio, to clarify that your measure includes adjustments to EBITDA;

•	Please reconcile adjusted EBITDA to the most directly comparable IFRS measure, attributable profit, as required by Item 10(e)(1)(i)(B) of Regulation S-K. Refer also to Question 103.02 of the C&DIs for Non-GAAP Financial Measures; and

•	Present a leverage ratio using IFRS amounts in both the numerator and denominator. Refer to Item 10(e)(1)(i)(A) of Regulation S-K, and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response

Leverage ratio label

We respectfully acknowledge the Staff’s comment and in future filings will revise the label to “Adjusted leverage ratio.”

Reconcile adjusted EBITDA

We respectfully acknowledge the Staff’s comment and have reviewed Item 10(e)(1)(i)(B) of Regulation S-K and Question 103.02 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

In our 2024 Form 20-F, we intend to include the below reconciliation of attributable profit to adjusted EBITDA in the Non-IFRS financial information – Adjusted measures section:

	2024	2023
	$ million	$ million
Net debt including lease liabilities	X	2,776

Attributable profit	X	263
Taxation	X	27
Share of results of associates	X	30
Other finance costs	X	7
Interest expense	X	132
Interest income	X	(34)
Acquisition and disposal-related items	X	60
Restructuring and rationalisation costs	X	220
Amortisation and impairment of acquisition intangibles	X	207
Legal and other	X	58
Depreciation of property, plant and equipment	X	306
Amortisation of other intangible assets and trade investments	X	51
Adjusted EBITDA	X	1,327
Adjusted leverage ratio	X	2.1

Present a leverage ratio using IFRS amounts in both the numerator and denominator

The Company believes the leverage ratio presented in the “Non-IFRS financial information – Adjusted measures” section provides a comparison to the principal covenant on our private placement debt which is a leverage ratio of <3.5. The leverage ratio on our private placement debt is based on Adjusted EBITDA and net debt rather than an IFRS measure.

Including a leverage ratio based on an IFRS numerator and denominator would result in a ratio that we believe could mislead users into assuming the Company has breached its covenant.

However, acknowledging the Staff’s comment, in future filings we intend to include the below leverage ratio using IFRS amounts for both the numerator and denominator in the Non-IFRS financial information – Adjusted measures section, together with an explanation that this is not equivalent to the leverage ratio used for the Company’s covenant in its private placement debt:

	2024	2023
	$ million	$ million
Bank overdrafts, borrowings, loans and lease liabilities	X	765
Long-term borrowings and lease liabilities	X	2,319
Total borrowings	X	3,084

Attributable profit	X	263
Leverage ratio	X	11.7

12. We have the following comments on your return on invested capital:

•	Please revise your label, return on invested capital, to clarify that your measure excludes the impact of amortization and impairment of intangible assets;

•	Please reconcile operating profit before amortization and impairment of acquired intangibles less adjusted taxes to your most directly comparable IFRS measure, attributable profit, as required by Item 10(e)(1)(i)(B) of Regulation S-K. Refer also to Question 103.02 of the C&DIs for Non-GAAP Financial Measures; and

•	Present a return on invested capital using IFRS amounts in both the numerator and denominator. Refer to Refer to Item 10(e)(1)(i)(A) of Regulation S-K, and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response

The Company believes that the adjusted return on invested capital presented in the Non-IFRS financial information – Adjusted measures section and other areas of the 2023 Form 20-F, in particular the financial review section of the Strategic Report prepared in accordance with the Companies Act 2006, is an important metric for the users of the financial statements to assess long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. It is also one of the key performance measures under the Performance Share Program as disclosed in the Directors’ Remuneration Policy.

Labelling of ROIC to reflect exclusions:

We respectfully acknowledge the Staff’s comment and we intend to revise the label to “Adjusted return on invested capital” in future filings.

Reconcile operating profit before amortization and impairment of acquired intangibles less adjusted taxes to directly comparable IFRS measure, attributable profit:

We respectfully acknowledge the Staff’s comment and have reviewed Item 10(e)(1)(i)(B) of Regulation S-K and Question 103.02 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

In future filings we intend to include the below reconciliation between operating profit before amortization and impairment of acquired intangibles less adjusted taxes and attributable profit disclosures in the Non-IFRS financial information – Adjusted measures section, together with an explanation that this is adjusted return on invested capital, which is one of the key performance measures under the Performance Share Program as disclosed in the Directors’ Remuneration Policy:

	2024	2023	2022
	$ million	$ million	$ million

Attributable profit for the year	xx	263	223
Share of results of associates	xx	30	141
Other finance costs	xx	7	8
Interest expense	xx	132	80
Interest income	xx	(34)	(14)
Amortisation and impairment of acquisition intangibles	xx	207	205
Taxation adjustment[1]	xx	(77)	(86)
Operating profit before amortisation and impairment of acquisition intangibles less adjusted taxes	xx	528	557

Total equity	xx	5,217	5,259
Accumulated amortisation and impairment of acquisition intangibles net of associated tax	xx	1,365	1,175
Retirement benefit assets	xx	(69)	(141)
Investments	xx	(8)	(12)
Investments in associates	xx	(16)	(46)
Right-of-use assets	xx	(185)	(187)
Cash at bank	xx	(302)	(350)
Long-term borrowings and lease liabilities	xx	2,319	2,712
Retirement benefit obligations	xx	88	70
Bank overdrafts, borrowings, loans and lease liabilities	xx	765	160
Net operating assets	xx	9,174	8,640
Average net operating assets[2]	xx	8,907	8,424
Adjusted return on invested capital	xx%	5.9%	6.6%

1 Being the taxation on amortisation and impairment of acquisition intangibles, interest income, interest expense, other finance costs and share of results of associates.

2 (Opening Net Operating Assets + Closing Net Operating Assets)/2.

Return on invested capital using IFRS amounts in both the numerator and denominator:

We respectfully acknowledge the Staff’s comment and have reviewed Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

In future filings we intend to include the below return on invested capital using IFRS amounts for both the numerator and denominator in the Non-IFRS financial information – Adjusted measures section:

	2024	2023	2022
	$ million	$ million	$ million

Attributable profit	xx	263	223

Long term borrowings and lease liabilities	xx	2,319	2,712
Bank overdrafts, borrowings, loans and lease liabilities	xx	765	160
Investments	xx	(8)	(12)
Investments in associates	xx	(16)	(46)
Retirement benefit assets	xx	(69)	(141)
Retirement benefit obligations	xx	88	70
Total Equity	xx	5,217	5,259
Invested Capital at end of the year	xx	8,296	8,002

Average Invested Capital for the year	xx	8,149	8,328

Return on invested capital using IFRS measures	xx	3.2%	2.7%

* * *

Please do not hesitate to contact me at John.Rogers@smith-nephew.com with any questions or comments you may have.

Very truly yours,

/s/ John Rogers

John Rogers

Chief Financial Officer

Cc: Helen Barraclough, Company Secretary